Filed by Multi-Fineline Electronix, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: MFS Technology Ltd.
Commission File No. 000-50812

PRE-CONDITIONAL VOLUNTARY OFFER

by

(Company Registration No. 196800306E)

(Incorporated in the Republic of Singapore)

for and on behalf of

Multi-Fineline Electronix, Inc.

(Incorporated in Delaware)

to acquire all the issued ordinary shares in the capital of

MFS Technology Ltd

(Company Registration No. 200009562R)

(Incorporated in the Republic of Singapore)

1.	INTRODUCTION

1.1	DBS Bank Ltd. (“DBS Bank”) refers to the announcement (the “Pre-Conditional Offer Announcement”) dated 30 March 2006 by DBS Bank, for and on behalf of Multi-Fineline Electronix, Inc. (“M-Flex” or “Offeror”), in relation to the pre-conditional voluntary general offer by M-Flex for MFS Technology Ltd (“MFS”) (the “Pre-Conditional Offer”).

A copy of the Pre-Conditional Offer Announcement is available on both the websites of the Singapore Exchange Securities Trading Limited (“SGX-ST”) at www.sgx.com.

1.2	The Pre-Conditional Offer Announcement stated that, subject to the satisfaction or waiver of certain pre-conditions set out in full in Appendix I to the Pre-Conditional Offer Announcement (the “Pre-Conditions”), M-Flex intended to make a voluntary conditional general offer to acquire all the issued ordinary shares (the “MFS Shares”) in the capital of MFS (the “Offer”).

1.3	The Pre-Conditions include, without limitation:

(i)	the issuance by the U.S. Securities and Exchange Commission (“SEC”) of an effectiveness order with respect to the registration statement that will be filed by M-Flex that will contain the Proxy Statement to be sent to the holders of M-Flex common stock and the Offer Document to be sent to the holders of MFS Shares (the “Registration Statement”) (the “SEC Effectiveness Order”); and

(ii)	the approval, if required, of the shareholders of WBL, for WBL to accept the Offer and tender all the MFS Shares held by it or its subsidiaries or nominees (other than those held by the Offeror) pursuant to acceptance of the Offer (the “WBL Shareholders’ Approval”).

It was stated in the Pre-Conditional Offer Announcement that if all the Pre-Conditions are not satisfied or waived by the Offeror on or before December 31, 2006, or such later date as the Offeror may determine in consultation with the Securities Industry Council of Singapore (“SIC”), the Offer will not be made.

On December 22, 2006, M-Flex announced that in relation to its application to the SIC for its approval to withdraw the Offer, the SIC had denied its approval for the application. Further,

the SIC ruled that M-Flex should extend the deadline for the fulfillment of the Pre-Conditions to March 31, 2007. On January 5, 2007, M-Flex announced that the Special Committee of M-Flex’s Board of Directors had agreed to extend the deadline for the fulfillment of the Pre-Conditions to March 31, 2007, in accordance with the SIC’s ruling. On March 30, 2007, M-Flex announced that the deadline for the fulfillment of the Pre-Conditions was further extended from March 31, 2007 to June 30, 2007 (“Long Stop Date”), in compliance with a subsequent ruling of the SIC.

2.	PRE-CONDITIONS NOT FULFILLED

2.1	Based on the announcement of WBL on 26 June 2007, WBL did not obtain the WBL Shareholders’ Approval at an extraordinary general meeting held on that day.

2.2	As the Pre-Condition relating to the WBL Shareholders’ Approval being obtained has not been fulfilled and will not be fulfilled by the Long Stop Date, the Pre-Conditional Offer will lapse by the Long Stop Date and M-Flex will not make the Offer. In this connection, the Registration Statement is being withdrawn by M-Flex from the SEC.

3	RESPONSIBILITY STATEMENT

3.1	The Directors of the Offeror (including those who may have delegated detailed supervision of this Announcement) have taken all reasonable care to ensure that the facts stated and opinions expressed in this Announcement are fair and accurate and that no material facts have been omitted from this Announcement, and they jointly and severally accept responsibility accordingly.

3.2	Where any information has been extracted from published or otherwise publicly available sources or obtained from MFS, the sole responsibility of the Directors of the Offeror has been to ensure through reasonable enquiries that such information is accurately and correctly extracted from such sources or, as the case may be, accurately reflected or reproduced in this Announcement.

Issued by

DBS BANK

For and on behalf of

Multi-Fineline Electronix, Inc.

28 June, 2007

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